Exhibit 99.3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Anfield Energy Inc. (the “Company”) will be held on Friday, February 27, 2026, at 10:00 a.m. (Pacific time), for the following purposes:

1.

to consider and, if deemed appropriate pass, with or without variation, an ordinary resolution of disinterested shareholders approving Uranium Energy Corp. as a “Control Person” (as defined in the TSX Venture Exchange Corporate Finance Manual) of the Company, as more particularly described in the accompanying management proxy circular dated January 27, 2026 (the “Circular”); and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice is the Circular and a form of proxy or voting instruction form. The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date, and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account you are not a registered Shareholder.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Friday, February 27, 2026

Time:	10:00 a.m. (Pacific time)

Location	Cassels Brock & Blackwell LLP Suite 2200, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8

As set out in the Circular, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 27th day of January, 2026	By order of the Board of Directors,

/signed/ “Corey Dias”
Corey Dias
Chief Executive Officer